Filed by Computer Associates International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934
Subject Company: Sterling Software, Inc.
Commission File No. 001-08465

Filed by Computer Associates International, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2
of the Securities Exchange Act of 1934

Contacts:
Bob Gordon, CA public relations          Doug Robinson, CA investor relations
(631) 342-2391                           (631) 342-2745
bobg@ca.com                              dougr@ca.com

Cindy Foor, Sterling public relations    Julie Kupp, Sterling investor relations
(214) 981-1000                           (214) 981-1000
cindy.foor@sterling.com                  julie.kupp@sterling.com

                COMPUTER ASSOCIATES TO ACQUIRE STERLING SOFTWARE

           $4 Billion Stock Transaction to Continue to Fuel CA's Surge
                       In eBusiness Software and Services

               Largest Acquisition in History of Software Industry
                         Expected to be EBITDA Accretive

               Leading Supplier of Storage and Network Management,
                    EAI, Portals and Application Development

ISLANDIA, NY and DALLAS, TX, February 14, 2000 - Computer Associates International, Inc. (NYSE: CA) today announced an agreement to acquire Sterling Software, Inc. (NYSE: SSW), extending its arsenal of software and services to build, deploy, manage and secure eBusiness solutions.

The $4 billion stock-for-stock acquisition, which would be the largest ever in the history of the software industry, has been approved unanimously by the Boards of Directors of both Sterling Software and CA. The acquisition is expected to be accretive to CA's earnings per share, excluding any one-time research and development charge and amortization of acquisition intangibles, and is subject to certain closing conditions, including regulatory approvals. The acquisition will be accounted for using the purchase method.

Under terms of the agreement, a subsidiary of CA will commence an offer to exchange 0.5634 shares of CA stock for each outstanding Sterling share. The exchange ratio is subject to a collar. If the average trading price of CA stock for the designated period prior to the closing of the offer is greater than $77.12, the exchange ratio will be reduced so that each Sterling share tendered in the offer would be exchanged for $43.45 worth of CA stock. If the average trading price of CA shares for the period is less than $63.10, the exchange ratio will be increased so that each Sterling share tendered in the offer would be exchanged for $35.55 worth of CA stock. In this case, CA may elect to reduce the exchange ratio and make up the difference in cash and or stock. The tender offer will be followed by a back-end merger on the same terms of those in the offer. The offer will be subject to customary closing conditions, including that at least a majority of Sterling's outstanding shares has been tendered and antitrust clearance obtained. The parties expect the transaction will be one of the first to take advantage of the SEC's new "fast track" exchange offer rules designed to expedite stock-for-stock transactions.

Sterling Software solutions are deployed at more than 20,000 customer sites worldwide--including 90 percent of Fortune 100 companies--to create, control, automate and manage both traditional and eBusiness systems. Sterling Software's award-winning portal technology provides access to data stored in corporate databases, in the same way that Internet content portals provide access to the wealth of content on the Web.

The anticipated acquisition will expand CA's broad array of products and services, while accelerating their delivery. This will enable all companies -- from the newest "dot coms" to established brick-and-mortar businesses - to continue to exploit the latest opportunities driven by the Internet economy.

CA plans to enhance Sterling Software products with its industry-leading technology, including information visualization, Neugents neural network technology and infrastructure management solutions, providing clients with the world's most powerful and complete environment for end-to-end eBusiness.

In particular, the combination of Sterling Software's COOL suite and CA's Jasmine ii information infrastructure will deliver the most sophisticated and personalized enterprise application integration solution on the market.

"The merger of Sterling Software and CA brings together two outstanding organizations that share common values, and have compatible strategies and track records of achievement," said Charles B. Wang, CA chairman and CEO. "We look forward to providing an even broader range of eBusiness solutions to clients, greater opportunities for employees, and accelerated near and long-term return for shareholders."

"This merger will be extremely beneficial to our clients and employees," said Sterling L. Williams, president and chief executive officer of Sterling
Software. "We have a deep appreciation for CA's commitment to quality, innovation and customer service, all in a corporate culture that is incredibly complementary to ours. Together, we'll be able to offer the best products and services for clients of both companies, as well as new and exciting career paths for employees."

The merger will create the industry's largest supplier of storage management technology, with solutions that cover the entire enterprise from OS/390 and distributed systems to desktops and even laptops. These will include the industry's leading distributed backup and recovery products, as well as Storage Area Network solutions unprecedented in their breadth and scope.

Customers from both companies will also benefit from increased delivery of Sterling Software solutions through CA's extensive global sales organization, including both direct and indirect channels.

"We are extremely focused on being the leading provider in storage and network management, business intelligence and portal solutions, and in the design, deployment and integration of enterprise applications," said Sanjay Kumar, CA president and COO. "CA's business, built on a combination of world-class technology and high value-added consulting services, will immediately benefit from complementary technology and services from Sterling Software. The combined company will be able to exploit the incredible opportunities of the Internet era by continuing to deliver superior value for our clients."

Sterling Software clients and partners will be invited to attend CA-World, CA's annual user conference from April 9-14 in New Orleans, in place of the Sterling Software Worldwide Customer Conference. CA also intends to publish papers on product development strategies and directions shortly after completion of the acquisition.

Founded in 1981, Sterling Software reported $807 million in revenues in fiscal 1999. The company has recorded 45 consecutive quarters of revenue and earnings per share growth.

CA was advised on this transaction by the law firm of Covington & Burling and by the investment banking firm of Morgan Stanley Dean Witter. Advisors for Sterling Software were the law firm of Skadden, Arps, Slate, Meagher & Flom LLP and the investment banking firms of Goldman Sachs and Co. and Broadview International LLC.

Sterling Software is a leading provider of software and services for the application development, business intelligence, information management, storage management, network management, VM systems management, and federal systems markets. The company is one of the 20 largest independent software companies in the world. Headquartered in Dallas, Sterling Software has a worldwide installed base of more than 20,000 customer sites and 3,800 employees in 90 offices worldwide. For more information on Sterling Software, visit the company's Web site at www.sterling.com.

Computer Associates International, Inc. (NYSE: CA), the world's leading business software company, delivers the end-to-end infrastructure to enable eBusiness through innovative technology, services and education. CA has 18,000 employees worldwide and had revenue of $6.3 billion for the year ended December 31, 1999. For more information, visit www.ca.com.

                                       ###

All referenced product names are trademarks of their respective companies.

Statements in this release concerning the Company's future prospects are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. There can be no assurances that future results will be achieved, and actual results could differ materially from forecasts and estimates. Important factors that could cause actual results to differ materially include: the significant percentage of CA's and Sterling Software's quarterly sales consummated in the last few days of the quarter making financial predictions especially difficult and raising a substantial risk of variance in actual results; the risks of potential litigation arising from the Year 2000 date change for computer programs; the emergence of new competitive initiatives resulting from rapid technological advances or changes in pricing in the market; the risks associated with new product introductions as well as the uncertainty of customer acceptance of these new or enhanced products from either CA, Sterling or their competition; risks associated with the entry into new markets such as professional services; the risks associated with integrating newly acquired businesses and technologies; increasing dependency on large dollar licensing transactions; delays in product delivery; reliance on mainframe capacity growth; the ability to recruit and retain qualified personnel; business conditions in the client/server and mainframe software and hardware markets; uncertainty and volatility associated with Internet and eBusiness related activities; use of software patent rights to attempt to limit competition; fluctuations in foreign currency exchange rates and interest rates; the volatility of the international marketplace; and other risks described in filings with the Securities and Exchange Commission.
                                                                  ---

We urge investors and security holders to read the following documents, when they become available, regarding the exchange offer and the merger (described above), because they will contain important information:

- Computer Associates' preliminary prospectus, prospectus supplements, final prospectus, and tender offer material.

- Computer Associates' Registration Statement on Form S-4 and Schedule TO containing or incorporating by reference such documents and other information.

- Sterling Software's Solicitation/Recommendation Statement on Schedule 14D-9.


These documents and amendments to these documents will be filed with the United States Securities and Exchange Commission.

When these and other documents are filed with the SEC, they may be obtained free at the SEC's web site at www.sec.gov. You may also obtain for free each of these documents (when available) from Computer Associates by directing your request to Investor Relations at www.ca.com/invest/questions or by fax at 631-342-6864, or from Sterling Software by directing your request to investor@sterling.com or by fax at (214) 981-1215.